Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Limited. Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2013 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 1.9% of the total consolidated assets as of March 31, 2013, and whose revenues constitute 1.5% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)

May 12, 2013

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	573	1,473		466
Investments, including derivatives	1,512	1,297		1,081
Trade receivables	2,875	3,130		2,927
Other receivables	402	349		321
Inventory	148	225		123
Assets classified as held for sale	94	25		44
Total current assets	5,604	6,499		4,962

Investments, including derivatives	93	101		90
Trade and other receivables	950	1,442		1,074
Property, plant and equipment	5,947	6,102		6,076
Intangible assets	2,151	2,268		2,178
Deferred and other expenses	262	280		255
Investments in equity-accounted investees (mainly loans)	1,024	1,041		1,005
Deferred tax assets	62	191	*	128	*
Total non-current assets	10,489	11,425		10,806

Total assets	16,093	17,924	15,768

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		March 31, 2013	March 31, 2012		December 31, 2012
		(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	Note	NIS million	NIS million		NIS million
Debentures, loans and borrowings		1,065	685		1,140
Trade payables		651	894		790
Other payables, including derivatives		808	948		703
Current tax liabilities		492	481		456
Provisions		126	181		155
Employee benefits		230	351	*	251	*
Dividend payable	7	981	982		969
Total current liabilities		4,353	4,522		4,464

Debentures		4,180	4,592		4,250
Loans		4,143	4,139		4,156
Employee benefits		259	247	*	260	*
Other liabilities		75	76		62
Provisions		67	69		66
Deferred tax liabilities		49	63		55
Dividend payable		-	935		-
Total non-current liabilities		8,773	10,121		8,849

Total liabilities		13,126	14,643		13,313

Equity
Total equity attributable to equity holders of the Company		2,967	3,238	*	2,455	*
Non-controlling interests		-	43		-
Total equity		2,967	3,281		2,455

Total liabilities and equity		16,093	17,924		15,768

/s/ Shaul Elovitch	/s /Stella Handler	/s/ David "Dudu" Mizrahi
Shaul Elovitch	Stella Handler	David "Dudu" Mizrahi
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 12, 2013

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2013	2012	2012
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Revenues	9	2,405	2,740	10,278

Costs and expenses
Depreciation and amortization		328	358	1,436
Salaries		499	511	1,976	*
General and operating expenses	10	889	1,044	3,953
Other operating income, net		(72)	(23)	(128)
		1,644	1,890	7,237

Operating profit		761	850	3,041
Financing expenses (income)
Financing expenses		140	132	649	*
Financing income		(116)	(176)	(498)
Financing expenses (income), net		24	(44)	151

Profit after financing expenses, net		737	894	2,890
Share in losses of equity-accounted investees		(40)	(58)	(245)
Profit before income tax		697	836	2,645
Taxes on income		200	245	778	*
Profit for the period		497	591	1,867
Attributable to:
Owners of the Company		497	582	1,861	*
Non-controlling interests		-	9	6
Profit for the period		497	591	1,867

Earnings per share (NIS)
Basic and diluted earnings per share		0.18	0.21	0.68

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	497	591	1,867	*
Items of other comprehensive income not transferred to profit or loss
Actuarial losses, net of tax	-	-	(20)
Items of other comprehensive income (net of tax) to be transfered to profit or loss subsequent to initial recognition in comprehensive income	7	(6)	(7)
Total comprehensive income for the period	504	585	1,840

Attributable to:
Owners of the Company	504	576	1,834	*
Non-controlling interests	-	9	6
Total comprehensive income for the period	504	585	1,840

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit		Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million		NIS million

	Attributable to owners of the Company

Three months ended March 31, 2013
Balance as at January 1, 2013 (Audited)	3,837	100	256	390	(38)	(2,090	)*	2,455

Profit for the period (Unaudited)	-	-	-	-	-	497		497
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	7	-		7
Total comprehensive income for the period	-	-	-	-	7	497		504

Transactions with owners recognized directly in equity
Share-based payments (Unaudited)	-	-	8	-	-	-		8
Balance as at March 31, 2013 (Unaudited)	3,837	100	264	390	(31)	(1,593)		2,967

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

For details regarding the approval of the general meeting of the Company's shareholders for distribution of a cash dividend of NIS 861 million, subsequent to the reporting date, see Note 7.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit		Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million		NIS million	NIS million	NIS million

	Attributable to owners of the Company

Three months ended March 31, 2012
Balance as at January 1, 2012 (Audited)	3,826	68	220	390	(2)	(1,860	)*	2,642	38	2,680

Profit for the period (Unaudited)	-	-	-	-	-	582		582	9	591
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(6)	-		(6)	-	(6)
Total comprehensive income for the period	-	-	-	-	(6)	582		576	9	585

Transactions with owners recognized directly in equity
Share-based payments(Unaudited)	-	-	20	-	-	-		20	-	20
Exercise of options for shares (Unaudited)	4	12	(16)	-	-	-		-	-	-
Distribution to holders of non-controlling interests, net (Unaudited)	-	-	-	-	-	-		-	(4)	(4)
Balance as at March 31, 2012 (Unaudited)	3,830	80	224	390	(8)	(1,278)		3,238	43	3,281

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

Year ended December 31, 2012 (Audited)
Balance as at January 1, 2012	3,826	68	220	390	(2)	(1,860)*	2,642	38	2,680

Profit for the year	-	-	-	-	-	1,861 *	1,861	6	1,867
Other comprehensive income for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for the year	-	-	-	-	(7)	1,841	1,834	6	1,840

Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options for shares	11	32	(36)	-	-	-	7	-	7
Exercise of options for shares in a subsidiary	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less their investments in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,090)	2,455	-	2,455

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	497	591	1,867 *
Adjustments:
Depreciation and amortization	328	358	1,436
Share in losses of equity-accounted investees	40	58	245
Financing expenses (income), net	68	(1)	291
Capital gain, net	(47)	(24)	(150)
Share-based payments	8	20	72
Income tax expenses	200	245	778 *
Expenses (income) for derivatives, net	(4)	5	-

Change in inventory	(28)	(23)	74
Change in trade and other receivables	105	(80)	505
Change in trade and other payables	(6)	18	(264)
Change in provisions	(28)	(5)	(34)
Change in employee benefits	(22)	(31)	(144)*
Net income tax paid	(139)	(133)	(662)
Net cash from operating activities	972	998	4,014
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(44)	(75)	(269)
Proceeds from the sale of property, plant and equipment	43	47	305
Acquisition of financial assets held for trading	(435)	(1,100)	(2,527)
Proceeds from the sale of financial assets held for trading	7	750	2,396
Purchase of property, plant and equipment	(245)	(385)	(1,271)
Proceeds from disposal of long-term investments	-	88	100
Miscellaneous	(1)	7	29
Net cash used in investment activities	(675)	(668)	(1,237)
Cash flows used in financing activities
Repayment of debentures and loans	(156)	(159)	(720)
Bank loans received	-	-	650
Dividends paid	-	-	(3,071)
Interest paid	(36)	(46)	(464)
Increase in the rate of holding in a subsidiary	-	-	(77)
Miscellaneous	2	(4)	19
Net cash used for financing activities	(190)	(209)	(3,663)
Increase (decrease) in cash and cash equivalents	107	121	(886)
Cash and cash equivalents at beginning of period	466	1,352	1,352
Cash and cash equivalents at end of period	573	1,473	466

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

Bezeq – The Israel Telecommunication Corp. Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2012 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 12, 2013.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below. See section 3.2 for a description of the  changes in accounting policy in the condensed consolidated interim financial statements and their effect.

3.2	As from January 1, 2013, the Group applies the following standards and amendments ("the New Standards"):

A.
A new suite of financial reporting standards on consolidation of financial statements (IFRS 10), joint arrangements (IFRS 11) and disclosure of involvement with other entities (IFRS 12). Application of the new standards did not have a material effect on the Group's financial statements, including IFRS 10, regarding assessment of the absence of the Company's effective control of DBS.

B.
IFRS 13, Fair Value Measurement: Application of the new standard did not have a material effect on the Group's financial statements. The standard introduces new disclosure requirements for fair value  measurement of financial instruments in the interim financial statements. These requirements are included in Note 11, Financial Instruments.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

C.
As from January 1, 2013, the Group applies the amendment to IAS 19 – Employee Benefits (“the Amendment). Application of the Amendment changes the method for measuring the liability for vacation days. In addition, upon initial application of the Amendment, the Company recognized the full commitment towards employees transferred from civil service to the Company, which until that time was accounted for as cost of past service and the Company was required to recognize it over the period of the future service. The Amendment was adopted retrospectively by restatement of the financial statements. As a result, the Group restated the  statement of income for 2012 and recognized an increase in net profit of NIS 3 million. In addition, as at March 31, 2012 and December 31, 2012, the Company recognized a decrease in capital of NIS 8 million and NIS 5 million, respectively.

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Since the beginning of its operations, DBS has accumulated substantial losses. The loss of DBS in 2012 amounted to NIS 310 million and losses in the three month period ended  March 31, 2013 amounted to NIS 61 million. As a result of these losses, the capital deficit and working capital deficit of DBS as at March 31, 2013 amounted to NIS 4,022 million and NIS 585 million, respectively.

4.1.3
As at March 31, 2013, DBS is in compliance with the financial covenants under the financing agreements and the debentures. As at March 31, 2013, DBS was in compliance with the debt/EBITDA ratio set out in Deed of Trust B (as at March 31, 2013, the debt/EBIDTA ratio was 3.2). In addition, DBS was in compliance with the debt/EBITDA ratio set out in Debenture 2012 (as at March 31, 2013, the debt-EBIDTA ratio was 2.9) and the debt/(E-C) ratio set out in Debenture 2012 (as at March 31, 2013, the debt/(E-C) ratio was 8.9).

For raising of additional debt in and subsequent to the reporting period, see Note 4.1.5 below.

4.1.4
The management of DBS believes that the financial resources at its disposal, which include, inter alia, the deficit in working capital and the potential volume of debt raised, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

4.1.5
On March 13, 2013, S&P Maalot announced a rating of ilA-  for the additional debentures that will be issued by DBS, by way of a new issue of debentures and/or expansion of an existing series, for total financing of up to NIS 200 million par value.

On March 21, 2013, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 73 million, and on April 14, 2013, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 26 million.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

5.	Employee benefits

Further to Note 16.4 to the Annual Financial Statements, on April 25, 2013, the Company's Board of Directors approved early retirement of 51 employees at a total cost of NIS 50 million. The expense of NIS 50 million will be recognized in the Group's financial statements for the second quarter of 2013.

6.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 111 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2013 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.6 billion. There is also additional exposure of  NIS 1 billion for claims, the chances of  which cannot yet be assessed

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 6.2 below.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

6.1	Following is a detailed description of the Group's contingent liabilities as at March 31, 2013, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	62	267		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	15	3,063		1,013

Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	88		-

Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	3,952	*	15

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	59		-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	19	171		-

		111	7,600		1,028

*
Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action against Pelephone for which a settlement for summary dismissal was signed in January 2013 (Pelephone expects the cost to be negligible), pending court approval.

See Note 7.3 below for information about the statement of claim filed by one of the Company's shareholders against the Company and against the Company's controlling shareholder  regarding distribution of a dividend.

6.2
Subsequent to the reporting date, customer claims amounting to NIS 381 million were filed against Group companies. In addition, customer claims with exposure of NIS 517 million came to an end. The costs to the Group companies for these claims were minor.

6.3	Contingent claims referring to DBS (associate)

As at March 31, 2013, the exposure for claims against DBS for various matters amounted to NIS 130 million (before linkage and interest).

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

7.	Equity and Share-based Payments

7.1	Below are details of the Company's equity:

Registered			Issued and paid up
March 31, 2013	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2012	December 31, 2012
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,725,015,344	2,717,689,862	2,724,754,676

7.2
Further to Note 20.2.4 to the Annual Financial Statements regarding the objection to distribution of the fifth payment of the special distribution, on April 18, 2013,  the Company was also served with "an objection to the distribution of the fifth payment of a dividend that is not paid out of the profits", which was filed by the same debenture holder.  The Company rejected the arguments set out in the objection, and petitioned the court to dismiss the objection summarily and on its merits. On May 6, 2013, there was a hearing of the objection and following the Court's recommendation, the debenture holder withdrew the objection.

On April 8, 2013, a shareholder of the Company filed a statement of claim against the Company and the Company's controlling shareholder at the Tel Aviv Economic Affairs Court, petitioning the court to declare that the Company's controlling shareholder has a personal interest in distribution of the dividend that is pending approval of the general meeting, and  that the Company will publish information and documents and will commission economic experts whose opinion will be published by the Company. On April 21, 2013, the court dismissed an urgent motion to shorten procedures to resolve the claim filed by the plaintiff. Accordingly, the claim will be resolved according to the dates set by law and there is no change in the dates set for distribution of the dividend and the general meeting, which was held on April 24, 2013.

7.3
Subsequent to the reporting date, on April 24, 2013,  the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 13, 2013 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 861 million. Together with this distribution, the fifth payment of the special distribution amounting to NIS 500 million will be paid (see also Notes 20.2.2 and 20.2.4 to the Annual Financial Statements and Note 7.2 above).

8.	Transactions with Interested and Related Parties

Further to Note 29.5.2 to the Annual Financial Statements, regarding approval of the Company's Board of Directors for the agreement between DBS and Space Communications Ltd. ("Space") to lease space segments, on May 8, 2013, the general meeting of the Company's shareholders approved the Company's vote  at the general meeting of DBS shareholders in favor of the amended agreement between DBS and Space and its extension regarding the lease of satellite segments on Amos 2, Amos 3 and Amos 6 satellites and/or any other satellite as agreed by the parties, until the end of 2028, in the amount of USD 227 million for the entire period. The agreement was also approved at the general meeting of DBS's shareholders on that same day.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

9.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	495	574	2,179
Internet - infrastructure	308	296	1,166
Transmission and data communication	200	196	784
Other services	59	66	218
	1,062	1,132	4,347
Cellular telephony
Cellular services and terminal equipment	697	813	3,174
Sale of terminal equipment	250	410	1,203
	947	1,223	4,377

International communications, internet and NEP services	336	322	1,289

Other	60	63	265

	2,405	2,740	10,278

10.	Operating and General Expenses

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	258	379	1,263
Interconnectivity and payments to domestic and international operators	224	224	900
Maintenance of buildings and sites	161	162	663
Marketing and general	140	122	556
Services and maintenance by sub-contractors	38	43	158
Vehicle maintenance	37	38	162
Content services	17	24	103
Royalties and collection fees	14	52	148
	889	1,044	3,953

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

11.	Financial Instruments

11.1.	Fair value

11.1.1	Fair value compared to carrying amounts

The carrying amount of financial assets does not differ significantly from their fair value.

The following table describes the differences between the carrying amount and the fair value of groups of fixed-interest or interest-free financial liabilities, where there is a difference between the carrying amount and the fair value of the liabilities.

	March 31, 2013		December 31, 2012
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million	NIS million
Bank loans (CPI-linked )	91	91	99	100
Bank loans (unlinked)	2,386	2,482	2,362	2,487
Debentures issued to the public (CPI-linked)	2,285	2,471	2,245	2,829
Debentures issued to the public (unlinked)	1,354	1,465	1,335	1,081
Debentures issued to financial institutions (CPI-linked)	316	316	388	404
Debentures issued to financial institutions (unlinked)	410	445	403	440
Special dividend payable (see Note 7)	981	989	969	983
	7,823	8,259	7,801	8,324

The methods used to estimate the fair values of financial instruments are described in Note 4 to the Annual Financial Statements.

11.1.2
Fair value hierarchy

As at March 31, 2013, the Group's investments in ETFs and monetary funds amounting to NIS 1.4 billion (as at December 31, 2012, NIS 962 million), are measured at fair value, using quoted prices (unadjusted) in an active market for identical instruments (Level 1).

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

11.2.	Cash flow hedge accounting

11.2.1
Further to Note 30.6 to the Annual Financial Statements, in the first quarter of 2013, the Company entered into two additional forward contracts to hedge exposure to changes in the CPI for the balance of series 5 debentures amounting to NIS 322 million. The contracts expire on June 1, 2016

As at March 31, 2013, the fair value of all forward contracts used to hedge the Company's cash flows amount to a liability of NIS 12 million.

11.2.2
In the first quarter of 2013, Pelephone engaged in a number of forward transactions in the amount of USD 75 million, to reduce exposure to exchange rate fluctuations for terminal equipment purchases. As at March 31, 2013, the fair value of these forward contracts is a liability of NIS 3 million.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

12.	Segment Reporting

12.1.	Operating segments

	Three months ended March 31, 2013 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,059	946	337	403	57	(403)	2,399
Inter-segment revenues	70	18	9	1	6	(98)	6
Total revenues	1,129	964	346	404	63	(501)	2,405

Depreciation and amortization	167	121	31	62	7	(60)	328

Segment results – operating profit (loss)	535	174	56	67	(1)	(70)	761
Financing expenses	129	12	7	131	3	(142)	140
Financing income	(77)	(41)	(3)	(3)	(1)	9	(116)
Total financing expenses (income), net	52	(29)	4	128	2	(133)	24

Segment profit (loss) after financing expenses, net	483	203	52	(61)	(3)	63	737
Share in earnings (losses) of equity accounted investees	-	-	-	-	-	(40)	(40)
Segment profit (loss) before income tax	483	203	52	(61)	(3)	23	697
Taxes on income	135	50	15	-	2	(2)	200
Segment results – net profit (loss)	348	153	37	(61)	(5)	25	497

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

12.	Segment Reporting (contd.)

	Three months ended March 31, 2012 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,131	1,222	321	417	62	(417)	2,736
Inter-segment revenues	68	22	11	-	9	(106)	4
Total revenues	1,199	1,244	332	417	71	(523)	2,740

Depreciation and amortization	178	135	34	66	6	(61)	358

Segment results – operating profit (loss)	539	267	50	52	(2)	(56)	850
Financing expenses	120	17	5	119	2	(131)	132
Financing income	(71)	(39)	(3)	(3)	-	(60)	(176)
Total financing expenses (income), net	49	(22)	2	116	2	(191)	(44)

Segment profit (loss) after financing expenses, net	490	289	48	(64)	(4)	135	894
Share in earnings (losses) of equity accounted investees	-	-	-	-	-	(58)	(58)
Segment profit (loss) before income tax	490	289	48	(64)	(4)	77	836
Taxes on income	142	73	12	-	(1)	19	245
Segment results – net profit (loss)	348	216	36	(64)	(3)	58	591

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

12.	Segment Reporting (contd.)

12.1	Operating segments (contd.)

	Year ended December 31, 2012 (Audited)
	Domestic fixed-line communication		Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,339		4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291		97	54	-	36	(452)	26
Total revenues	4,630		4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730		531	136	248	25	(234)	1,436

Segment results – operating profit	1,959	*	892	219	253	(13)	(269)	3,041	*
Financing expenses	581	*	101	18	563	7	(621)	649	*
Financing income	(322)		(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	259		(45)	8	561	7	(639)	151

Segment profit (loss) after financing expenses, net	1,700		937	211	(308)	(20)	370	2,890
Share in earnings (losses) of equity accounted investees	-		-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,700		937	212	(308)	(20)	124	2,645
Taxes on income	473	*	239	52	2	(3)	15	778	*
Segment results – net profit (loss)	1,227		698	160	(310)	(17)	109	1,867

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

12.	Segment Reporting (contd.)

12.2.	Adjustments for segment reporting of revenues and profit or loss

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit or loss
Operating profit for reporting segments	832	908	3,323 *
Cancellation of expenses for a segment classified as an associate	(67)	(52)	(253)
Financing income (expenses), net	(24)	44	(151)*
Share in losses of equity-accounted investees	(40)	(58)	(245)
Profit (loss) for operations classified in other categories	(1)	(2)	(13)
Other adjustments	(3)	(4)	(16)
Consolidated profit before income tax	697	836	2,645

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

13.1.	Pelephone Communications Ltd.

Selected data from the Statement of financial position

	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	2,271	2,887	2,169
Non-current assets	2,351	3,057	2,535
	4,622	5,944	4,704
Current liabilities	1,231	1,294	1,054
Long-term liabilities	559	1,284	681
Total liabilities	1,790	2,578	1,735
Equity	2,832	3,366	2,969
	4,622	5,944	4,704

Selected data from the Statement of income

	Three months ended March 31		Year ended
	2013	2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	714	834	3,261
Revenues from sales of terminal equipment	250	410	1,207
Total revenues from services and sales	964	1,244	4,468
Cost of services and sales	676	831	3,040
Gross profit	288	413	1,428
Selling and marketing expenses	86	116	422
General and administrative expenses	28	30	114
	114	146	536

Operating profit	174	267	892
Financing expenses	12	17	101
Financing income	(41)	(39)	(146)
Other financing income, net	(29)	(22)	(45)

Profit before income tax	203	289	937
Taxes on income	50	73	239
Profit for the period	153	216	698

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2013 (Unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd. (Contd.)

13.2.	Bezeq International Ltd.

Selected data from the Statement of financial position

	March 31, 2013	March 31, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	504	527	456
Non-current assets	797	815	803
	1,301	1,342	1,259
Current liabilities	353	298	256
Long-term liabilities	172	179	180
Total liabilities	525	477	436
Equity	776	865	823
	1,301	1,342	1,259

Selected data from the Statement of income

	Three months ended		Year
	March 31		ended
	2013	2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	346	332	1,340
Operating expenses	208	201	796
Gross profit	138	131	544
Selling, marketing and development expenses	51	50	209
General and administrative and other expenses	31	31	116
	82	81	325

Operating profit	56	50	219
Financing expenses	7	5	18
Financing income	(3)	(3)	(10)
Financing expenses (income), net	4	2	8
Share in profits of equity-accounted associates	-	-	1
Profit before income tax	52	48	212
Taxes on income	15	12	52
Profit for the period	37	36	160